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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52058

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING   01/01/08   AND ENDING   12/31/08

                MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Castlebridge Risk Solutions, Inc.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2248 N. Burling Ave

                               (No. and Street)

Chicago   Illinois   60614

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jonathan Kahn   773-296-0700

                                           (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Robert Cooper & Company CPAs, P.C.

                         (Name - if individual, state last, first, middle name)

141 West Jackson Blvd. Suite 2045   Chicago,   IL   60604

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _____Jonathan Kahn_____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of

_____Castlebridge Risk Solutions, Inc,_____ , as of __December 31_____, 2008,

are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal, officer or

director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

President
Title

_____
Notary Public

This report **contains (check all applicable boxes):

[x (a) Facing page.
[x (b) Statement of Financial Condition.
[x (c) Statement of Income (Loss).
[x (d) Statement of Changes in Cash Flows.
[x (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[x (g) Computation of Net Capital.
[x (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
x[(i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[x (l) An Oath of Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OATH OR AFFIRMATION

I, _____Jonathan Kahn_____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of

_____Castlebridge Risk Solutions, Inc._____ , as of __December 31_____ , 2008,

are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal, officer or

director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

Signature
President
Title

_____

Notary Public

This report **contains (check all applicable boxes):
[x (a) Facing page.
[x (b) Statement of Financial Condition.
[x (c) Statement of Income (Loss).
[x (d) Statement of Changes in Cash Flows.
[x (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[x (g) Computation of Net Capital.
[x (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
x[(i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1
and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to
methods of consolidation.
[x (l) An Oath of Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the
previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Castlebridge Risk Solutions, Inc.
(An Illinois Corporation)

Financial Statements
Year Ended December 31, 2008, and
Independent Auditors' Report

(Filed Pursuant to Rule 17A-5 Under the Securities Exchange Act of 1934)

Castlebridge Risk Solutions, Inc.

Annual Report

For the Year Ended December 31, 2008

Table of Contents

Robert Cooper & Co. CPAs P.C.
141 West Jackson Blvd. Suite 2045
Chicago, Illinois 60604
312-322-2238
Fax: 312-698-8722

REPORT OF INDEPENDENT PUBLIC ACCOUNTANT

To the Board of Directors:
Castlebridge Risk Solutions, Inc.

We have audited the accompanying statement of financial condition of **Castlebridge Risk Solutions, Inc.** as of December 31, 2008, and the related statements of income, changes in stockholders Equity, and cash flows for the period ending December 31, 2008. These financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Castlebridge Risk Solutions, Inc.** as of December 31, 2008, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Robert Cooper & Company CPA's P.C.

February 20, 2008

Castlebridge Risk Solutions, Inc.
Statement of Financial Condition
December 31, 2008

ASSETS

Cash	$	51,846
Fixed assets net of depreciation		0
Other assets		0
	$	51,846

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities		
Professional fees payable	$	3,860
State taxes payable		1,532
Due to shareholder		7,014
		12,406
Stockholders Equity		
Common Stock - no par value 1000 shares authorized 500 issued and outstanding		1,000
Additional paid in capital		234,830
Retained earnings		-196,390
		39,440
	$	51,846

The accompanying notes should be read in
conjunction with the financial statements

Castlebridge Risk Solutions, Inc.
Statement of Income
For the year ending December 31, 2008

REVENUES

Consulting income	$	112,500
Other income		266
Interest income		1,909
Total Revenues		114,675

EXPENSES

Payroll Expense	14,254
Dues & Fees	885
Dues and subscription costs	257
State tax provision	1,447
Professional fees	2,625
Depreciation & amortization	178
Total Expenses	19,646

Net Income for year	$	95,029

The accompanying notes should be read in
conjunction with the financial statements

Castlebridge Risk Solutions, Inc.
Statement of Changes of Stockholder's Equity
For the year ending December 31, 2008

	COMMON STOCK	ADDITIONAL PAID IN CAPITAL	RETAINED EARNINGS	TOTAL
Balances				
January 1, 2008	$1,000	$234,830	-$128,419	$107,411
Contributed capital		0	0	$0
Dividend distribution	0	0	-163,000	-163,000
Net Income for year			95,029	95,029
December 31, 2008	$1,000	$234,830	-$196,390	$39,440

The accompanying notes should be read in
conjunction with the financial statements

Castlebridge Risk Solutions, Inc.
Statement of Cash Flows
For the year ending December 31, 2008

Cash flows from operations

Net income	$	95,029
items not effecting current cash flows in income depreciation & org. costs		178
Adjustments to reconcile net income to cash used in operations:		
Increase in accounts payable		3,050
increase in taxes payable		2,341
Increase in other assets		
Net cash provided by operating activities		100,598

Cash flows from investing activities

Distributions	0
Net cash provide for investing activities	0

Funds received from financing activities

Increase (Decrease)	
Loan from sharenolder	1,302
Contribution of additional paid in capital	0
Payment of dividends	-163,000
Net cash provided by financing activities	-161,698

Change in Cash	$	-61,100
Cash at beginning of year		112,946
Cash at end of year	$	51,846

Interest Expense paid during year	$	0

The accompanying notes should be read in
conjunction with the financial statements

NOTE 1   **Organization**

Castlebridge Risk Solutions, Inc. (The Company) was incorporated under the laws of Illinois on August 16, 1999. The business of the Company is to engage in the executing of trades on organized exchanges in the United States. Castlebridge Risk Solutions, Inc. is registered as a broker dealer with the Securities and Exchange Commission (SEC) and the Financial industry Regulatory Authority (FINRA).

NOTE 2.   Significant Accounting Policies

Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Receivables from brokers and dealers

The Company clears commission transactions through another Broker Dealer on a fully disclosed basis. Those commissions are deposited into the Company's operating bank account. Trailing commissions are booked as earned at the end of the month.

Commissions

In the normal course of business, the Company enters into transactions in exchange traded securities for others. Commission transactions together with related revenues and expenses are recorded on trade date. The Company does not hold customer funds nor does it trade for their own account. Trailing commissions are paid to the Company for the referral of business and are deposited into the Company's bank account.

Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

Income Taxes

The Company has elected to be taxed as a Sub Chapter S Corporation under the provisions of the Internal Revenue Code. Under those provisions, the Company does not pay federal income taxes. Each shareholder is responsible for reporting their pro rata share of the profits or losses on their tax returns. The Company is subject to a 1.5% Illinois replacement tax.

NOTE 3.   Related Party Transactions:

Certain administrative and organizational activities were performed by a related party at no cost to the Company. Those costs are not reimbursable to the related party, no other expense sharing agreement is in place.

NOTE 4   Net Capital Requirements

As a registered broker-dealer, the Company is subject to the net capital rule of the Securities and Exchange Commission Uniform Net Capital rule (rule 15c-3-1). Under this rule, the Company is required to maintain Aminimum net capital≅ equivalent to $5,000 or 6 2/3 of Aaggregate indebtedness,≅ whichever is greater, as these terms are defined.

Net capital and aggregate indebtedness change day to day, but at December 31, 2008, the Company had net capital and net capital requirements of $ 39,440 and $5,000 respectively. Which is $ 34,440 in excess of their capital requirements. Net capital rule may effectively restrict the amount of distributions paid out.

NOTE 5   Subsequent Events

Nothing to report.

Castlebridge Risk Solutions, Inc.
Computation of Net capital Under 15C 3-1
of the Securities and Exchange Commission
December 31, 2008

Total stockholder's equity	$	39,440
Unallowable Assets		0
Haircut's required		0
Net Capital		39,440
Minimum net capital requirement		5,000
Excess Net capital	$	34,440
Excess net capital at 1000%	$	38,199

Not The above information on this schedule is in agreement, in all material respects, with the unauc
    FOCUS Report, Part II, filed by Castlebridge Risk Solutions, as of December 31, 2008

The accompanying notes should be read in
conjunction with the financial statements

Castlebridge Risk Solutions, Inc.
Computation of Net capital Under 15C 3-1 (continued)
of the Securities and Exchange Commission
December 31, 2008

OF AGGREGATE INDEBTEDNESS

Aggregate Indebtedness

    Items included in the balance sheet:

        Accrued payables $ 12,406

                                                       $ 12,406

Ratio: Aggregate Indebtedness
          to Net Capital   31.4554%
                                                           to 1

The accompanying notes should be read in
conjunction with the financial statements

CASTLEBRIDGE RISK SOLUTIONS, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
AND INFORMATION RELATING TO POSSESSION AND CONTROL
REQUIREMENTS PURSUANT TO RULE 15c3-3

December 31, 2008

RESERVE COMPUTATION
(See note below)

INFORMATION FOR POSSESSION AND CONTROL REQUIREMENTS
(See note below)

Note: CASTLEBRIDGE RISK SOLUTIONS, INC. is exempt from Rule 15c3-3, it does not transact a business in securities with, or for, other than members of a national securities exchange and does not carry margin amounts, credit balances or securities for any person defined as a "customer" pursuant to Rule 17a-5(c)(4). Accordingly, there are no amounts reportable under these sections.

Robert Cooper and Company CPA P.C.
141 W. Jackson blvd. Suite 2045
Chicago, Illinois 60604
312-322-2238
Facsimile 312-698-8722

Independent Auditor's Report on Internal Control Structure Required by SEC Rule 17a-5

To the Board of Directors:
Castlebridge Risk Solutions, Inc.

In planning and performing our audit of the financial statements of **Castlebridge Risk Solutions, Inc.** for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the effectiveness of the Company's internal Control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by **Castlebridge Risk Solutions, Inc.** that we considered relevant to the objectives stated in rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3, Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following.

> (1) in making the quarterly securities examinations, counts, verifications and comparisons, and recordation of differences required by rule 17a-13;
> (2) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide the owner with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control

The Company, because of its size and limited personnel, is unable to maintain an adequate separation of the various accounting functions. However, the managers of the Company informed me that they exercise close oversight of accounting records daily, thus offsetting the lack of separation of duties. The study and evaluation disclosed no condition that we believed to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Commission Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Sincerely,

Robert Cooper & Company CPAs P.C.
February 20, 2009

<u>OATH OR AFFIRMATION</u>

<u>REGARDING ACCURACY AND COMPLETENESS</u>

<u>OF FINANCIAL STATEMENTS AS OF FOR</u>

<u>THE YEAR ENDING DECEMBER 31, 2008</u>

To the best of my knowledge and belief, the information contained herein is accurate and complete.

Jonathan Kahn
President